Exhibit 12.4
IDACORP, Inc.
Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)

	2007	2006	2005	2004	2003

Earnings, as defined:
Income from continuing operations before income taxes	$96,003	$115,452	$103,327	$60,830	$31,063
Adjust for distributed income of equity investees	6,064	(9,347)	(10,370)	1,990	(2,136)
Equity in loss of equity method investments	-	-	-	-	-
Minority interest in losses of majority owned
subsidiaries	-	-	-	(48)	(435)
Supplemental fixed charges and preferred dividends, as
below	74,631	67,521	65,991	67,654	69,679
Total earnings, as defined	$176,698	$173,626	$158,948	$130,426	$98,171

Fixed charges, as defined:
Interest charges[1]	$71,946	$64,720	$62,962	$61,269	$64,813
Preferred stock dividends of subsidiaries - gross up -
IDACORP rate	-	-	-	3,216	1,915
Rental interest factor	933	1,025	1,417	1,652	1,406
Total fixed charges	$72,879	$65,745	$64,379	$66,137	$68,134

Supplemental increment to fixed charges[2]	1,752	1,776	1,612	1,517	1,545
Supplemental fixed charges	74,631	67,521	65,991	67,654	69,679
Preferred dividends requirements	-	-	-	-	-
Total combined supplemental	$74,631	$67,521	$65,991	$67,654	$69,679

Supplemental ratio of earnings to combined fixed charges
and preferred dividends	2.37 x	2.57 x	2.41 x	1.93 x	1.41 x

1 FIN 48 interest is not included in interest charges.
[2] Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc.
notes which are already included in operation expenses.